SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on November 26, 2018

1.  Date, Time and Place: On November 26, 2018, at 2:00 p.m. meeting physically attended at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2.    Call Notice and Attendance: Call notice sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.  Composition of the Board. Chairman: Mu Hak You. Secretary: Karen Sanchez Guimarães.

4.  Resolutions: The attending board members unanimously resolved without reservations,  based on documents and clarifications provided by management:

(i)   The voluntary delisting of shares on the New York Stock Exchange (“NYSE”), which are accepted for trading at NYSE as American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”) and the ADRs Program deregistering before the Securities and Exchange Commission (“SEC”), to effect the end of the information disclosure duty under the Securities and Exchange Act;

The alteration of the Company’s ADRs Program to Level 1, thus enabling investors holding ADRs to trade them on the OTC market after delisting; and

An authorization so that the Company’s Executive Board take all the measures necessary to carry out the alteration of the ADRs Program, including: (i) the filing of Form 25 before SEC, with copy to NYSE, then carry out the ADRs delisting; (ii) the filing of Form 15F before SEC to deregister the ADRs Program and end its duty of disclosure under the Securities and Exchange Act; (iii) all the approvals required before the Brazilian Securities and Exchange Commission ("CVM"); and (iv) other documents required before the bookkeeping agent and the ADRs’ depositary institution.

(ii)    to declare the resignation of Messrs. Guilherme Stefani Carlini (individual taxpayer’s register [CPF/MF] 250.514.948-89), Rodrigo Lucas Tarabori (individual taxpayer’s register [CPF/MF] 280.833.718-31) and Luciano do Amaral (individual taxpayer’s register [CPF/MF] 302.027.938-00) to the positions of the Company’s statutory officers.

5.  Closing: with no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, November 26, 2018. Signatures: Mu Hak You, Chairman; Karen Sanchez Guimarães, Secretary. Board members: Mu Hak You, Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Thiago Hi Joon You, Pedro Carvalho de Mello.

This is a faithful copy of the minutes drawn up in the Company’s records.

Mu Hak You Chairman	Karen Sanchez Guimarães Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer